UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Amendment No. 1
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

The Thai Fund, Inc.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

882904105
 (CUSIP Number)

Barry M. Olliff
c/o City of London Investment Management Company Limited
77 Gracechurch Street, London, UK EC3V 0AS
+44 207 711 0771
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 30, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information, which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 882904105	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS City of London Investment Group PLC, (CLIG) a company incorporated under the laws of England and Wales.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,580,124
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,580,124
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,580,124
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.9%
14	TYPE OF REPORTING PERSON* HC

CUSIP No. 882904105	13D	Page 3 of 5 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS City of London Investment Management Company Limited (CLIM), a company incorporated under the laws of England and Wales.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,580,124
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,580,124
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,580,124
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.9%
14	TYPE OF REPORTING PERSON* IA

CUSIP No. 882904105	13D	Page 4 of 5 Pages

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) should be read in conjunction with the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 26, 2010 (the “Original Schedule 13D”), by City of London Investment Group PLC (“City of London”) and City of London Investment Management Company Limited relating to the shares of common stock (the “Shares”), of The Thai Fund, Inc.  (the “Fund”).  This Amendment No. 1 amends Items 3, 4, 5 and 7 of the Original Schedule 13D.  All other information in the Original Schedule 13D remains in effect.  All capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 3.                      Source and Amount of Funds or Other Considerations.

Beneficial ownership of the Shares to which this statement relates was acquired by the Reporting Persons with invested capital of the City of London Funds and the Segregated Accounts. The aggregate purchase price of the 5,580,124 Shares beneficially owned by the Reporting Persons was $54,472,335, inclusive of brokerage commissions. The aggregate purchase price of the 475,723 Shares owned directly by BMI was $5,287,656, inclusive of brokerage commissions. The aggregate purchase price of the 476,185 Shares owned directly by EWF was $4,658,685, inclusive of brokerage commissions. The aggregate purchase price of the 476,605 Shares owned directly by FREE was $4,252,873, inclusive of brokerage commissions. The aggregate purchase price of the 476,623 Shares owned directly by GEM was $4,301,221, inclusive of brokerage commissions.  The aggregate purchase price of the 4,780 Shares owned directly by GFM was $36,638, inclusive of brokerage commissions. The aggregate purchase price of the 452,793 Shares owned directly by IEM was $4,881,189, inclusive of brokerage commissions. The aggregate purchase price of the 81,610 Shares owned directly by PLUS was $684,213, inclusive of brokerage commissions.  The aggregate purchase price of the 3,135,805 Shares owned directly by the Segregated Accounts was $30,369,856, inclusive of brokerage commissions.

Item 4.                      Purpose of Transaction.

Change in number of shares held.

Item 5.                      Interests in Securities of the Issuer.

(a)
and (b).  As of the date hereof, CLIG, through its control of CLIM, and CLIM, in its capacity as investment adviser to the City of London Funds and the Segregated Accounts, have voting and dispositive power with respect to all 5,580,124 Shares owned directly by the City of London Funds and the Segregated Accounts, representing approximately 36.9% of the 15.096 million Shares outstanding as of June 30, 2011, as reported by the Fund. As of the date hereof, BMI, EWF, FREE, GEM, GFM, IEM, PLUS and the Segregated Accounts owned directly 475,723; 476,185; 476,605; 476,623; 4,780; 452,793; 81,610 and 3,135,805 Shares, respectively, representing approximately 3.15%, 3.15%, 3.16%, 3.16%, 0.03%, 3.00%, 0.54% and 20.77%, respectively, of the 15.096 million Shares outstanding as of June 30, 2011.

The resulting ownership in excess of 3% of the outstanding voting shares of the Fund by BMI, FREE, GEM, and IEM, respectively, resulted from a share buy-back program instituted by the Fund which had the effect of reducing the total amount of the Fund's voting shares outstanding, and not as a result of a direct purchase or acquisition of Fund shares by BMI, FREE, GEM, and IEM.

Such ownership in excess of 3% of the Fund's shares by BMI, FREE, GEM, and IEM is therefore specifically exempted from Section 12(d)(1)(A) of the Investment Company Act of 1940.

(c).	Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past 60 days is set forth below:

Portfolio	Tran Type	Trade Date	Par Value / Shares	Trade Price
Account	Buy	12/30/2011	11,300	12.2979
INV	Buy	12/30/2011	8,700	12.2979

(d).  Other than disclosed herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares.

(e).  Not applicable.

Item 7.                      Materials to be Filed as Exhibits.

N / A

CUSIP No. 882904105	13D	Page 5 of 5 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

February 7, 2012

CITY OF LONDON INVESTMENT GROUP PLC

/ s /  Barry M. Olliff
Name: Barry M. Olliff
Title:   Director

CITY OF LONDON INVESTMENT
MANAGEMENT COMPANY LIMITED

/ s /  Barry M. Olliff
Name: Barry M. Olliff
Title:   Director

E mail:  USCorporateGovernance@citlon.com